                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                SUITE 101.COM, INC.
                                -------------------
                                  (Name of Issuer)


                            COMMON STOCK $.01 PAR VALUE
                           ------------------------------
                           (Title of Class of Securities)


                                    865073 10 0
                                   --------------
                                   (CUSIP Number)


                                    SUNNY HIRAI
                          1122 MAINLAND STREET - SUITE 390
                          VANCOUVER, B.C., CANADA  V6B 5L1
                                    604-682-1400
                 -------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 DECEMBER 10, 1998
                        -----------------------------------
                        Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP NO.  865073 10 0
-------------------------------------------------------------------------------
 1.   Name of Reporting Person                                Sunny Hirai
      S.S. or IRS Identification No.
      of Above Person                                         Not Required
-------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a                          (a)   [ ]
      Member of a Group                                       (b)   [X]
-------------------------------------------------------------------------------
 3.   SEC Use Only
-------------------------------------------------------------------------------
 4.   Source of Funds                                         PF
-------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                   Not Applicable
-------------------------------------------------------------------------------
 6.   Citizenship or Place of
      Organization                                            Canada
-------------------------------------------------------------------------------
      Number of Shares Beneficially
      Owned by Reporting Person:
                                       7) Sole Voting
                                            Power             1,122,068
                                       ----------------------------------------
                                       8) Shared Voting
                                            Power             -0-
                                       ----------------------------------------
                                       9) Sole Dispositive
                                            Power             1,122,068
                                       ----------------------------------------
                                       10) Shared
                                             Despositive
                                             Power            -0-
-------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially
      Owned By Each Reporting Person                          1,122,068
-------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares                        Not Applicable
-------------------------------------------------------------------------------
 13.  Percent of Class Represented by
      Amount in Row (11)                                      11.2%
-------------------------------------------------------------------------------
 14.  Type of Reporting Person                                IN

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

ITEM 1.        SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia, Canada V6B 5L1


ITEM 2.        IDENTITY AND BACKGROUND.

     This Statement is being filed by Sunny Hirai ("Hirai."). Hirai is a citizen of Canada with an address at 1122 Mainland Street, Suite 390, Vancouver, B.C., Canada V6B 5L1. Hirai, a co-founder of i5ive communications, inc. ("i5ive"), has been a Director and the Chief Technical Officer of i5ive since April 1996. Prior thereto, he was, from June 1993 to April 1996, the owner of Salt and Pepper Graphix, a graphic design group, and from June 1994 to April 1995 he was the head of marketing at Artel Educational Resources. From June 1993 to June 1994, he was engaged in marketing with Sunny Marketing, Inc., a seafood brokerage firm. Hirai is a graduate from the British Columbia Institute of Technology, specializing in Small Business: Marketing Management.

     Hirai has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price for the Shares was nominal consideration as an inducement for entering into the transaction.


ITEM 4.        PURPOSE OF TRANSACTION.

          On December 10, 1998, pursuant to an agreement effective October 30, 1998, the Company completed a transaction with i5ive. In the transaction, the Company issued an aggregate of 3,405,622 shares of Common Stock (after reflecting a 1-for-6 reverse stock split of the Company's outstanding shares), to Northfield Capital Corporation and 284085 B.C. Ltd., the former shareholders of i5ive, in exchange for all of the outstanding shares of i5ive. In addition, concurrently with the closing of the transaction, Hirai, Julie M. Bradshaw, Northfield Capital

Corporation and two i5ive management employees, acquired from Benitz & Partners Limited, a principal stockholder of the Company, an aggregate of 2,500,000 shares of Common Stock. Hirai acquired 1,122,068 of such shares. On the closing of the transaction, Peter L. Bradshaw, Julie M. Bradshaw, and Hirai, officers and Directors of i5ive, were elected Directors of the Company and the Company's three Directors prior to the closing resigned. As a consequence of the transactions, Northfield Capital Corporation, 284085 B.C. Ltd., Ms. Bradshaw and Hirai hold an aggregate of 5,610,340 shares of the Company's outstanding Common Stock or approximately 55.8% of the shares outstanding. Hirai is not acting as part of a "group", as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with such persons with respect to acquiring, holding or disposing of the Shares.

     The purpose or purposes of the acquisition of the Shares by Hirai was a passive investment. Depending on market conditions and other factors, Hirai may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Hirai also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

     As of the date hereof, except as described herein, Hirai does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of December 10, 1998, Hirai holds beneficially the following securities of the Company.

                                                        Percentage of shares of
 Title of security                       Amount             Common Stock (1)
-----------------------------  -------------------------------------------------
 Common Stock                          1,122,068                 11.2%


-------------------------
(1) Calculated in accordance with Rule 13d-3.

          (b) Hirai has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

          (c)  None

          (d)  Not applicable

          (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    December 22 , 1998



                                       /s/ SUNNY HIRAI
                                       ---------------------
                                       Sunny Hirai


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